Tekla Healthcare Investors
Tekla Life Sciences Investors	100 Federal Street, 19th Floor
Tekla Healthcare Opportunities Fund	Boston, Massachusetts 02110
Tekla World Healthcare Fund	Tel: (617) 772-8500

May 8, 2020

Via EDGAR

Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:        Tekla Healthcare Investors (“HQH”) (811-04889), Tekla Life Sciences Investors (“HQL”) (811-06565), Tekla Healthcare Opportunities Fund (“THQ”) (811-22955) and Tekla World Healthcare Fund (“THW”) (811-23037) (HQH, HQL, THQ, and THW, together, the “Funds”) — Review of Annual Report Disclosures

Dear Mr. Long:

This letter responds to comments you provided to me in a telephonic conversation on Tuesday, April 28, 2020, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report of the Funds relating to the fiscal year ended September 30, 2019. We have reproduced your comments below, followed by our responses.

1.	Comment: In the footnotes to the financial statements, please disclose the counterparty for open option contracts written.

Response:         We currently use exchange traded options and therefore do not have a counterparty to disclose. The Funds will incorporate your comment in future filings where applicable.

2.	Comment: In the footnotes to the financial statements, please separately disclose on the Statement of Operations the realized gain or loss on forward foreign currency contracts.

Response:         The Funds will incorporate your comment in future filings.

3.	Comment: On the N-2, Item 4.3., loans outstanding should be considered senior securities on the financial highlights and therefore additional disclosures such as amount outstanding and asset coverage should be shown going forward for each year presented.

Response:         The Funds will incorporate your comment in future filings.

We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable.

May 8, 2020 Page 2

Very truly yours,

Laura Woodward,
Chief Compliance Officer, Secretary and Treasurer

cc:          Daniel R. Omstead, Ph.D.

Christopher P. Harvey

Kaitlin McGrath